INVEST IN **THE CALCULATED MOVIE**

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Global, young adult motion picture franchise

PITCH VIDEO   INVESTOR PANEL



FROM THE CAPTIVATING NOVEL SERIES BY
NOVA McBEE
CALCULATED
Destiny doesn't always add up
GLOBAL MOTION PICTURE AND STREAMING SERIES
ONEDOOR
STUDIOS

LEAD INVESTOR



Dalton Perry

I am investing in Calculated Development LLC because I believe in it. If I have kids one day and they are watching a movie and say "Dad, that movie was amazing!" I'd like to say "I invested in that movie!" My motto is if you believe in something, dive in. I believe the world deserves quality entertainment that makes you think differently and want to take action. That's exactly what Calculated will be. Amongst a world of high quality films with no morals and low quality films that push morals, Calculated will stand out for its superb quality not only in production but in rightly highlighting one of the largest devastations of our

calculated.movie   Santa Barbara CA

Entertainment   Media   Film   Film Financing

OVERVIEW   DETAILS   UPDATES 25   WHAT PEOPLE SAY 243   ASK QUESTION 31

Highlights

1. A film franchise based on a new top-rated novel series, released by one of Amazon's leading publishers.

2. A team that has worked on 23 major studio-released movies and series earning over $4 billion in revenue.

3. Relationships with major studios including Sony, Universal, Warner Media, Disney, Viacom/CBS/Paramount, and Lionsgate.

4. A company who has committed to share 25% of their profits with NCOSE, a top organization fighting human trafficking.

Our Team



Jason Brents   CEO

Established and maintains a currently active group of over 60 film industry leaders spanning Beijing, Qingdao, and Shanghai China, including producers, actors, directors, distributors, film score composers and city government officials.

From its opening sentence, Nova McBee's young woman starring character just knocked us out with her impossible circumstances and unconquerable spirit. We

were fortunate to bid early on this audience-captivating book series that could become one of the highest impact motion picture franchises of all time.



John J. Lee, Jr. Executive Chairman

Successfully led the vision, launch and/or expansion of five entertainment and media entities, and provided business services for 23 studio released motion pictures, TV network series and specials, with global rights earnings exceeding $4 billion.



Stephen Wollwerth President

Stephen's cinematography has been seen all over the world including production for Fox Sports, National Geographic Channel, a PBS Docuseries watched by millions, and as DP on a feature film released on Amazon called Hope for the Holidays.

Look Out DIVERGENT and HUNGER GAMES...Here Comes CALCULATED!


"Calculated has all the ingredients for a powerful motion picture and series franchise. This could be unstoppable."
David Norona
Actor | Writer | Director
Known for Tom Clancy's Jack Ryan (2019), Designated Survivor (2016), One Tree Hill (2012), Six Feet Under (2001-2002)

In 2010, two sub-average guys surfing the internet came across an invitation to invest in th HUNGER GAMES franchise for only $100 bucks. One guy thought, "What do I have to lose?"

Not wanting to be cheap, he turned over his mattress, broke his piggy bank and ponied up $200. The other friend was more cautious and said "Nah, I'm good. I'm saving for a PlayStation 3."

Well, we all know how the HUNGER GAMES turned out. Guy number one was invited to premieres, had the bragging rights that he had a part in making movie history, and best of all, he got to share in the profits, while guy number two is still playing Madden right now in his basement.

Ok...that story is totally fiction. HUNGER GAMES never offered equity

crowdfunding investments to the public. But the next big motion picture franchise CALCULATED is. ONEDOOR STUDIOS is now offering an invitation to invest in CALCULATED for as little as $100. That's not fiction.

WHAT DO INVESTORS GET?



DEVELOPMENT
SCRIPT WRITING
GLOBAL DISTRIBUTION
During 1st 5 years
Global Release
~Theatrical, Streaming, Television, Music and All Rights in their Respective Release Windows
~Investor's Receive Half of Development Company's Share
Studio & Global Distributors Set-Up
~Studio Approved Script Completed
~Studio Approved Director and Lead Actors Attached
~Production Cost Determined
Develoment Begins
~$500,000 Screenwriting
10:24

THE DEAL

Whether you invest $100 or $100,000 each investor will receive 110% of their investment from CALCULATED's budget, before it is produced. After Calculated begins its global distribution each investor receives their full proportional share of half (50%) of the Development Company's global profits from the Motion Picture, from all its ancillaries. Each investor is on the same equal terms.

THE PERKS



TIER 1 ∞ $250 +

Investor receives a special "Thank You" with Investor's name in the credits of the Picture.



TIER 2 ∞ $500 +

Investor's photo included in the Company's mosaic in the "Thank You" credits of the Picture. Plus previous perk.



TIER 3 ∞ $1000 +

Investor receives access online to exclusive members only video footage and updates during development and production of Picture. Plus, previous perks.



TIER 4 ∞ $2500 +

Investor receives a digital autographed picture of the main cast. Plus, previous perks.

TIER 5 ∞ $5000 +

The first 50 Investors receive invitations for two to the Cast and Crew Screening of the Picture. Plus, previous perks.

TIER 6 ∞ $10,000 +

Investor receives an invitation to be an extra cast member. Travel and accommodation not included. Plus, previous perks.

TIER 7 ∞ $25,000 +

Investor receives special Invitation to Exclusive Actors Meet & Greet Event. Plus, previous perks.

TIER 8 ∞ $100,000 +

The first 7 Investors receive an Associate Producer Credit for the Picture. Plus, previous perks.

TIER 9 ∞ $500,000 +

Investor receives Executive Producer Perk described in the investor agreement. Plus, pervious perks.

WATCH OUR INTERVIEW WITH THE AUTHOR OF CALCULATED


The Author of


CALCULATED
02:39
vimeo

FROM NOVEL TO MOVIE FRANCHISE

Calculated's powerful novel series on which the CALCULATED film franchise is based is a present-day action-adventure thriller.


CALCULAT
Destiny doesn't always add up
NOVA McBEE
CALCULATED
NOVA McBEE
CALCULATED
NOVA McBEE


CALCULATED
NOVA McBEE

SYNOPSIS OF THE STORY

Josephine Rivers is a calculating prodigy with a nearly supernatural ability to look at the world through a purely mathematical lens, even at times predicting the future. After a betrayal by her own family when she's only 15, she's kidnapped and taken to China by the sinister Maxima, known as "Madame," who forces her to use her gift to increase her fortune. This marks the beginning of our hero's arduous journey, which sees her moved around Shanghai's criminal underground as others exploit her gift. Her only close company is older captive Hong Rui, nicknamed "Red," whose wisdom and support change how she views her own power and teaches her what she needs to survive. Now she's 17 and working for a wealthy man whose captivating son Kai starts to chip away at her emotional defenses. She has the fate of the world in her hands, thanks to her unique gifts, but she also craves vengeance against those who've wronged her. Can she save the world from a financial collapse and also bring her enemies down? And can she trust Kai enough to let him into her heart?

review by

KIRKUS

★★★★★

A high-stakes YA tale of betrayal, revenge, and numbers.

An enjoyable thriller with an intriguing, relatable protagonist.

> *"An intense and wonderfully complex thriller that kept me on the edge of my seat and turning pages!"*
>
> *- Jessica Day George, NYT bestselling author of SILVER IN THE BLOOD and*

> ***the TWELVE DANCING PRINCESSES series***

> ***"Calculated is smart with plenty of page-turning action and a brave heroine who is deeply relatable. The timely subject matter is heart-wrenching even as it inspires us to use our gifts to make a difference in the world. Twisty and original, this story will keep readers guessing and hoping to its pulse-pounding end!"***
>
> ***– Lorie Langdon, best-selling author of DOON and OLIVIA TWIST***

CALCULATED'S NOVEL IS PUBLISHING SOON!

Calculated's first novel will be released February 11, 2021 through Wolfpack, one of the most successful Amazon-focused publishers. They are premiering Calculated as the first young adult book of their WiseWolf imprint.

A MAJOR STUDIO APPROVED BUSINESS MODEL

Our business plan is a highly sophisticated proven method for securing major Hollywood players. Over the past 30+ years we have provided business, funding and distribution services for 19 studio released motion pictures. We have build up strong relationships with leaders in the entertainment film insurance and banking industry. We enlist the work of A-list screenwriters, directors and actors. Plus, we engage licenses with the world's leading distributors who connect us to the global market of movie and series binge-watchers, now numbering over 4 Billion. This is your opportunity to be part of a global phenomenon. It's very possible this may be the first raise on an equity crowdfunding platform to open up to the general public the opportunity to invest in the development fund for a major studio released, insured, bank financed, globally distributed motion picture franchise.

FINANCING STRUCTURE

You are invited to share in providing Calculated's $2 million development funding. A bank's entertainment department will provide Calculated's estimated $45 million production budget.



Month 108
Annual Earnings After 1st 5 years
~Investors Receive Annual Reports and Earnings Payments
ALL THE TIMES AND AMOUNTS IN THIS REPORT ARE FORECASTS. IT IS NOT POSSIBLE TO GUARANTEE THAT THESE ARE ACCURATE OR INDEED WILL EVER OCCUR.
Month 96
Earnings Estimates During 1st 5 years
~Investors get 50% of all Development Company profits from all revenue sources.
Month 38
Global Release
~Theatrical, Streaming, Television, Music and All Rights in their Respective Release Windows
~Investor's Receive Half of Development Company's Share
Month 22
Production Begins
~Production Funds Available
~Investor 110% Recovered $2.2 Million before filming begins.
Month 18
Studio & Global Distributors Set-Up
~Studio Approved Script Completed
~Studio Approved Director and Lead Actors Attached
~Production Cost Determined
~Production Collateral Set
~Production Bond Set
~Production Bank Loan Set
Month 1
Develoment Begins
~Minimum of at least $50k of $2 million funding completed before beginning
~If/When $2 million raise completes Use of Funds:
~$500,000 Screenwriting
~$1.3 Million Director/Actor Attachments


~$200,000 Marketing/Legal/Overhead
One Door Studios 2020©

This structure provides you 110% to 120% of your investment (depending on whether you invest during the Early Bird window) from Calculated's production financing BEFORE it begins production.

In addition, you will receive your proportional share of 50% of all Calculated Development's global earnings from every source. To give you an idea of this return, consider that our projected earnings are projected to be comparable to those of THE HUNGER GAMES and THE DIVERGENT SERIES franchises.

ALL OF THESE TIMES AND AMOUNTS ARE FORECASTS. IT IS NOT POSSIBLE TO GUARANTEE THAT THESE ARE ACCURATE OR INDEED WILL EVER OCCUR.

WATCH WHAT DAVID NORONA FROM JACK RYAN HAS TO SAY ABOUT CALCULATED

ONEDOOR STUDIOS had an exclusive interview with producer, director, actor David Norona, who is attached to our film for the role of the father of our protagonist.


Interview with Actor, Director, Producer, David Norona
from WollwerthFilms
INTERVIEW WITH
DAVID NOROÑA
09:20
vimeo

WATCH WHAT THE PUBLISHER HAS TO SAY ABOUT CALCULATED


Paul Bishop
Acquisitions and Development Editor


06:58
vimeo

/993681e1ac

WATCH WHAT THE AUTHOR'S AGENT HAS TO SAY ABOUT CALCULATED


Amy Jameson Interview
from WollwerthFilms
Amy Jameson
07:16
vimeo

/9c362f1950

WHO IS ONEDOOR STUDIOS?


灵山湾
LAUNCH CEREMONY AND BRIEFING OF LINGSHAN BAY
FILM AND TELEVISION VENTURE CAPITAL INVESTMENT CONFERENC
影视创投会启动发布会

JOHN J. LEE, JR.
CHAIRMAN, ONEDOOR STUDIOS

John has provided development and financing planning and execution in every aspect for dozens of motion pictures, television network series and specials, with combined production costs of over $470 million and global rights earnings exceeding $4 billion.

Here are some of the dozens of films John Lee has worked on. These are motion pictures you have heard of before, like *The Terminator, Crouching Tiger Hidden Dragon,* and *The Nutty Professor*.


SCHWARZENEGGER
FOUR FEATHERS
BEAT THE DRUM
BOBBY JONES
CROUCHING TIGER HIDDEN DRAGON
the Thanksgiving Promise
THE NUTTY PROFESSOR
THE GOONIES
FOREVER STRONG
THE OTHER SIDE OF HEAVEN

John Lee has provided business, global distribution and financing for motion pictures released through Universal, Paramount, Sony, Disney, Warner Bros., HBO and many others.

SUPPORT THE FIGHT AGAINST HUMAN TRAFFICKING

NATIONAL CENTER ON SEXUAL EXPLOITATION

The founders have committed 25% of their profits from Calculated to the National Center on Sexual Exploitation (NCOSE) to empower them in their fight against human trafficking. They just made some of the strongest headway in history with the recent New York Times article exposing child trafficking, and their recent lawsuit against Twitter for promoting child sexual exploitation.

LET'S MAKE HISTORY TOGETHER

We invite you to invest in a piece of this history-making experience for as little as $100. Turn over those mattresses, break those piggy banks, pony up and change the path of your future by investing in what could be the next great movie and streaming franchise. You can put off getting your PlayStation until next year.